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                                                                    EXHIBIT 99.1

RISK FACTORS

    In addition to the other information included in this Form 10-Q, you should be aware of the following risk factors in connection with our business and ownership of shares of our common stock. We also caution that this Form 10-Q contains forward-looking statements. The words "believes," "should be," "anticipates," "plans," "expects," "intends" and "estimates," and similar expressions identify these forward-looking statements. Although we believe that our expectations reflected in these forward-looking statements are based on reasonable assumptions, our assumptions may not prove to be correct. Because our assumptions and expectations are subject to risks and uncertainties, actual results may differ materially from the expectations expressed by these forward-looking statements. Important factors that could cause actual results to differ materially from our expectations regarding our financial condition and reflected in our forward-looking statements include the following risk factors. See "Forward Looking Statements" included elsewhere in this Form 10-Q.

   THERE ARE SIGNIFICANT UNCERTAINTIES RELATING TO OUR BANKRUPTCY PROCEEDING.

    Our future results are dependent upon the successful confirmation and implementation of a plan or plans of reorganization. We have not yet submitted such a plan or plans to the Bankruptcy Court for approval and cannot make any assurances that we will be able to obtain any such approval in a timely manner. When proposed, our plan or plans of reorganization may not receive the requisite acceptance by creditors and other parties in interest and may not be confirmed by the Bankruptcy Court. In addition, due to the nature of the reorganization process, actions may be taken by creditors or other parties in interest that may have the effect of preventing or unduly delaying confirmation of a plan of reorganization in connection with the chapter 11 cases. Our ability to maintain existing financing or obtain new financing to fund our operations and our relations with our customers and suppliers may be harmed by protracted bankruptcy proceedings. Further, we cannot predict the ultimate amount of our liabilities that will be subject to a plan of reorganization.

    Other negative consequences that could arise as a result of the bankruptcy proceedings include:

    - making us more vulnerable to a continued downturn in our industry or a downturn in the economy in general;

    - limiting our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

    -   the incurrence of significant costs associated with the reorganization;

    - impacts on our relationship with suppliers and customers, including loss of confidence in our ability to fulfill contractual obligations due to financial uncertainty;

    -   placing us at a competitive disadvantage compared to our competitors;

    -   limiting our ability to borrow additional funds; and

    - negatively impacting our ability to attract, retain and compensate key executives and to retain employees generally.

    Once a plan or plans of reorganization is finalized, approved and implemented, our operating results may be adversely affected by the possible reluctance of prospective lenders, customers and suppliers to do business with a company that recently emerged from bankruptcy proceedings.

   UNCERTAINTY WITH RESPECT TO TREATMENT OF OUR LIABILITIES COULD NEGATIVELY AFFECT OUR OPERATIONS.

    As of the filing of the chapter 11 cases, in general all pending litigation against us has been stayed and no party may take any action to realize on our pre-petition claims except pursuant to further order of the Bankruptcy Court. In addition, we may reject pre-petition executory contracts and unexpired lease obligations, and parties affected by these rejections may file claims with the Bankruptcy Court. While we anticipate substantially all liabilities as of the petition date will be dealt with in accordance with the ultimate plan or plans of reorganization which will be proposed and voted on in accordance with the provisions of the Bankruptcy Code, there can be no assurance that all the liabilities will be handled in this manner. In addition, additional liabilities subject to the bankruptcy proceedings may arise in the future as a result of the rejection of executory contracts and/or unexpired leases, and from the

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determination of the Bankruptcy Court (or agreement by parties in interest) of allowed claims for contingencies and other disputed amounts. Conversely, the assumption of executory contracts and unexpired leases may convert liabilities shown as subject to compromise to post-petition liabilities. Due to the uncertain nature of many of the potential claims, we are unable to project the magnitude of such claims with any degree of certainty.

   OUR STATUS AS A DEBTOR-IN-POSSESSION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE RAISES "GOING CONCERN" QUESTIONS.

Our commencement of chapter 11 cases in the Bankruptcy Court, and other factors such as our recurring losses, raise substantial doubt as to our ability to continue as a going-concern. The financial statements contained herein have been prepared assuming that we will continue as a going-concern with the realization of assets and the settlement of liabilities and commitments in the normal course of business. However, as a result of the bankruptcy cases and circumstances relating to this event, including our leveraged financial structure and losses from operations, such realization of assets and liquidation of liabilities and the ability to complete our contracts and process them in an efficient manner is subject to significant uncertainty. While in chapter 11, we may sell or otherwise dispose of assets (subject to Bankruptcy Court approval), and liquidate or settle liabilities for amounts other than those reflected in the financial statements. Further, a plan or plans of reorganization could materially change the amounts reported in the financial statements.

Our ability to continue as a going-concern is contingent upon, among other things, confirmation of a plan or plans of reorganization, future profitable operations and the ability to generate sufficient cash flow from operations and financing arrangements to meet ongoing obligations. We cannot assure you that we will achieve any of the foregoing.

We have notified all known claimants and historical creditors that the Bankruptcy Court established a bar date of January 14, 2003. A bar date is the date by which a claimant, whose claim against the Debtors has been listed different from the amount or status, or omitted from the schedules of liabilities filed by the Debtors with the Bankruptcy Court, must file a claim against the Debtors if the claimant wishes to participate in the chapter 11 case as provided for in any Plan of Reorganization. In addition, the Debtors have the continuing right, subject to Court approval and other conditions, to assume or reject any pre-petition executory contracts and unexpired leases. Parties affected by these rejections may file claims with the Bankruptcy Court regardless of the bar date. Any damages resulting from rejection of executory contracts and unexpired leases are treated as unsecured pre-petition claims. The amounts of claims filed by creditors could be significantly different from their recorded amounts.

   HOLDERS OF OUR COMMON STOCK AND DEBT MAY LOSE ALL OR PART OF THEIR
INVESTMENT.

    You may lose all or part of your investment in our common stock. The Bankruptcy Code requires that all debts be paid in full before stockholders can receive any recovery in our restructuring unless otherwise agreed by the class of unsecured creditors. We cannot assure you that our restructuring will ultimately result in any value for our stockholders. In the event of a liquidation, we believe that our equity would have no value. Furthermore, we cannot predict the value of any recovery to the holders of our debt. The holders of our unsecured debt will likely receive less than the holders of our secured debt. All of our assets and the assets of a majority of our subsidiaries are pledged to secure our debt obligations under various secured debt facilities. Under applicable law, collateral for secured claims must be used first to satisfy secured claims.

   WE HAVE SIGNIFICANT WORKING CAPITAL NEEDS.

    Currently, our working capital needs are being satisfied by cash accumulated during our bankruptcy. We have the ability to use cash collateral by order of the Bankruptcy Court through March 19, 2003. Our ability to continue to use this cash collateral is contingent on our meeting certain criteria. Failure to meet these criteria will have a material adverse effect on our financial condition. In order to meet our peak financing needs during the first half of 2003, we will need to refinance existing fleet debt, obtain new debtor-in-possession financing or increase the capacity of our working capital facilities or replace such facilities. Recent and continued operating losses, our bankruptcy, the credit quality of our debt, our status as a debtor-in-possession under chapter 11 and capital market conditions may adversely affect our ability to refinance our debt or obtain additional financing. As a result, we cannot assure you that we will be able to refinance our existing debt or increase the capacity of our working capital funds. In addition, no assurances can be given that our existing sources of liquidity will be adequate to fund our liquidity needs throughout the reorganization process or, if additional sources of liquidity become necessary during the reorganization process, that they would be available to us or adequate. Any liquidity shortages during the reorganization process would likely have a material adverse effect on our business and financial condition as well as on our ability to successfully restructure and emerge from bankruptcy.

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   WE HAVE SUBSTANTIAL DEBT AND ARE HIGHLY LEVERAGED.

    We have a substantial amount of debt outstanding (some of which is subject to compromise), which could adversely affect our financial health. Our vehicle fleet is primarily acquired through the issuance of vehicle secured debt, and we rely heavily on our ability to obtain debt financing to operate our business. You should read the "Financial Condition" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of our debt and capital structure. As of June 30, 2002, we had approximately $3.1 billion of debt outstanding, including approximately $2.7 billion of vehicle debt and $318.8 million of non-vehicle debt. The Debtors' filing for chapter 11 represented an Event of Default under each of our financing facilities. Under bankruptcy law, the Debtors' are not permitted to make scheduled principal and interest payments with respect to pre-petition debt unless specifically ordered by the Court.

    Depending on the resolution of our bankruptcy proceedings, we could emerge from bankruptcy highly leveraged with substantial debt service obligations. This leveraged position could have important consequences for you. For example, our leverage could:

    - limit our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

    -   increase our vulnerability to adverse economic and industry conditions;

    - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities or other purposes;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

    - place us at a competitive disadvantage compared to our competitors that have less debt.

    We have liens on all of our revenue-earning and non-revenue-earning assets. The presence of these liens will limit our ability to raise additional incremental senior secured financing in the future.

   WE ARE SUBJECT TO MATERIAL RESTRICTIONS ON THE CONDUCT OF OUR BUSINESS.

    We are operating most of our business as debtors-in-possession pursuant to the Bankruptcy Code. Under applicable bankruptcy law, during the pendency of the chapter 11 cases, we will be required to obtain the approval of the Bankruptcy Court prior to engaging in any transaction outside the ordinary course of business. In connection with any such approval, creditors and other parties in interest may raise objections to such approval and may appear and be heard at any hearing with respect to any such approval. Accordingly, although we may sell assets and settle liabilities, including for amounts other than those reflected on our financial statements, with the approval of the Bankruptcy Court, there can be no assurance that the Court will approve any sales or settlements that we propose. The Bankruptcy Court also has authority to oversee and exert control over our ordinary course operations.

    In addition, to the extent we enter into debtor-in-possession financing arrangements in the future, it is likely that such financing will contain material restrictions on our operations. These restrictions will likely limit our ability to, among other things, incur debt, create liens, pay dividends, make investments, sell assets, repurchase capital stock, pledge assets, or enter into affiliate transactions. Any such restrictions may limit our ability to respond to changing business conditions and may prevent us from engaging in transactions which we might otherwise consider beneficial.

   WE HAVE EXPERIENCED LOSSES, WHICH MAY CONTINUE IN FUTURE PERIODS.

    We have experienced net losses of $117.3 million for the quarter ended June 30, 2002. In addition, for the year ended 2002, we anticipate that our net loss from continuing operations will approximate $363.8 million before the recognition of goodwill impairments. We can not assure you that we will be able to generate net income in the future. Continued losses, and the resulting impact on operating cash flow, would adversely affect our financial condition, our ability to obtain financing and the market price of our common stock.

   WE PRIMARILY USE ONE SURETY PROVIDER.

    In the normal course of business we are required to post performance and surety bonds as financial guarantees of our performance with airports, self-regulatory authorities and insurance companies. Substantially all of our surety bonding is provided by one surety. Because of our financial performance and a difficult surety market we have provided to our surety a security interest in certain of our assets and cash collateral. Although we currently have an agreement with our surety to issue bonds on our behalf through 2003, substantially all of our surety bonds expire in 2003. There is no assurance that our surety provider will provide us with adequate surety bonding coverage during 2003 or beyond. The loss of our ability to obtain surety bonds would have an adverse effect on our business and financial condition.

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   WE ARE SELF-INSURED IN CERTAIN DOMESTIC LOCATIONS.

    Certain of our domestic operating subsidiaries are self-insured for property, auto liability and general liability. In 2001, we raised the risk we retain for auto and general liability from up to $1.0 million to up to $5.0 million. There is no guarantee we will be able to renew or continue property liability insurance at current deductible levels. Additionally, state insurance regulatory authorities, on a periodic basis, review our self-insurance status, which includes but is not limited to, a review of our financial condition. Due to our chapter 11 filing and our financial condition we cannot assure you that we will be able to maintain or renew our self-insurance status and as such, we may be required to obtain third party insurance at higher costs or we may be precluded from operating in certain locations.

   COMPETITION IN THE AUTOMOTIVE RENTAL INDUSTRY HAS AND MAY CONTINUE TO IMPACT OUR PRICES AND/OR MARKET SHARE.

    We operate in a highly competitive industry. We believe that price is one of the primary competitive factors in the automotive rental industry, particularly in the leisure market. From time to time, we or our competitors, some of which have access to substantial capital, may attempt to compete aggressively by lowering rental prices. To the extent that we lower prices to attempt to enhance or retain market share, we may adversely impact our operating margins. Conversely, if we opt not to match competitors' price reductions we may lose market share, resulting in decreased volume and revenue.

   OUR BUSINESS IS SEASONAL.

    Our business, and particularly the leisure travel market, is highly seasonal. Our third quarter, which includes the peak summer travel months, has historically been the strongest quarter of the year. During the peak season, we increase our rental fleet and workforce to accommodate increased rental activity. As a result, any occurrence that disrupts travel patterns during the summer period could result in a significant decrease in customer volume. The first and fourth quarters for our operations are generally the weakest because there is limited leisure travel and a greater potential for weather conditions, either adverse or unseasonable, to impact our business. Moreover, many of our operating expenses including rent, general insurance and administrative personnel, remain fixed throughout the year and cannot be reduced during periods of decreased rental demand. As a result, we cannot assure you that we will have the ability to conduct our operations efficiently or profitably at all times during a year.

   A DECREASE IN AIR TRAVEL WOULD SIGNIFICANTLY IMPACT OUR BUSINESS.

     In 2002, we expect our Alamo and National on-airport and near-airport locations generated the majority of our total revenue from total domestic operations. We also expect to generate a significant portion of our revenue from Alamo and National locations on-airport or near-airport in 2003. We were significantly adversely affected by the decrease in air travel following September 11, 2001. A sustained material decrease in airline passenger traffic would significantly reduce our customer volume and significantly impact our business. Events that could reduce airline passenger traffic include a general economic downturn, labor unrest, airline bankruptcies and consolidations, substantially higher air fares, adverse weather conditions, the outbreak of war, high-profile crimes against tourists and further incidents of terrorism.

   INCREASES IN FUEL COSTS OR REDUCED FUEL SUPPLIES COULD HARM OUR BUSINESS.

    We could be adversely affected by significant increases in fuel prices, limitations on fuel supplies and the imposition of mandatory allocations or rationing of fuel. In particular, increased fuel costs could result in increased airline ticket prices to consumers, which could have an adverse effect on business and leisure travel and tourism, resulting in a significant decrease in customer volume for our businesses.

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   CHANGES IN MANUFACTURERS' REPURCHASE PROGRAMS MAY AFFECT OUR BUSINESS.

    During the year ended December 2001, we operated a combined fleet of approximately 310,000 owned and leased vehicles. As of December 31, 2001 approximately 81% of our fleet was covered by a vehicle manufacturer repurchase program or leased and not subject to residual value risk. Under these manufacturers' repurchase programs, we agree to purchase a minimum number of vehicles directly from franchised dealers of the manufacturer at a specified price. The manufacturer, in turn, agrees to buy those vehicles back from us at a future date at a price that is based upon the capitalized cost of the vehicles less an agreed upon depreciation factor and, in certain cases, an adjustment for damage and/or excess mileage. Repurchase programs limit our risk of a decline in the residual value of our fleet and enable us to fix our depreciation expense in advance. Vehicle depreciation is the largest component of our cost of operations. We could have difficulty managing costs relating to the acquisition and disposition of our vehicles if manufacturers reduce the availability of repurchase programs or related incentives, or reduce the number of vehicles available to vehicle rental companies through repurchase programs.

    We currently obtain a substantial portion of our financing in reliance on repurchase programs. A significant adverse change in our financial condition or our relationship with investment grade vehicle manufacturers would make obtaining needed vehicle-secured debt financing on favorable terms significantly more difficult.

    In addition, the timing of the receipt or disposition of vehicles from automobile manufacturers can significantly impact our business and results of operations. We incur greater expense when we receive vehicles too early from manufacturers or when manufacturers are unable to receive returned vehicles on a timely basis. Separately, we incur greater expense when we undertake steps to reduce our fleet size as a result of weak market volumes. The nature of the costs incurred during a fleet reduction primarily include, but are not limited to, accelerated depreciation charges and turn-in charges imposed under the terms of our manufacturer repurchase agreements for vehicles returned ahead of schedule.

   SOME OF OUR RENTAL FLEET IS SUBJECT TO RESIDUAL VALUE RISK UPON DISPOSITION.

    As of December 31, 2001, we were subject to residual value risk on approximately 19% of our fleet, which were not covered by manufacturers' or other repurchase programs. Residual value risk is the risk that a vehicle's market value at the time it is sold will be less than its depreciated value. The residual value of non-program vehicles depends on factors including the general level of pricing in the automotive industry for both new and used vehicles. Prices for used vehicles generally decrease if the automotive manufacturers increase the retail sales incentives they offer on new vehicles. Because it is difficult to predict the impact or timing of future manufacturer incentive programs, used vehicle demand and other factors that influence used vehicle resale values, we may not be able to manage effectively the residual value risk on our non-program vehicles which would increase our costs associated with using non-program vehicles in our rental fleet.

   COST OF OUR RENTAL FLEET MAY INCREASE.

    During the last few years, the average price of new cars has increased. In December 2000, we entered into a new agreement with General Motors under which the average price of new cars increased. The effect on us of these price increases has been softened by periodic manufacturers' sales incentive programs that tend to lower the average cost of vehicles. We anticipate that new vehicle prices will continue to increase, but we cannot assure you that the manufacturers' sales incentive programs will remain available to keep our costs down, nor can we assure you that we will be able to control our rental fleet costs or selection, or to pass on any increases in vehicle cost to our customers. The cost of our rental fleet is also impacted by the relative mix of short-term vehicles, vehicles held up to seven months, versus the mix of long-term vehicles, vehicles held up to twelve months. We expect the relative proportion of long-term vehicles to short-term vehicles to increase, thereby increasing our operating costs as long-term vehicles are costlier on a net after incentives basis than short-term vehicles.

   WE DEPEND ON GENERAL MOTORS AS OUR PRINCIPAL VEHICLE RENTAL FLEET SUPPLIER.

    General Motors, through its franchised dealers, is our principal supplier of rental fleet vehicles. The number of vehicles we purchase varies from year to year. In model year 2001, we purchased approximately 64% of our aggregate domestic rental fleet from General Motors. In model year 2002, we purchased a lesser amount of our domestic rental fleet from General Motors. The supply agreement with General Motors requires us to purchase a minimum number of units spanning all the General Motors brands. In return, General Motors has agreed to provide certain incentives as well as a minimum number of vehicles. Shifting significant portions of our fleet purchases to other manufacturers would require significant lead-time. Separately, General Motors's inability to supply us with the planned number and type of vehicles in a timely manner could result in our fleet being inadequate in size or in the types of vehicles available to us to meet customers' demands, thereby resulting in a loss of revenue. In addition, if General Motors is not able to offer competitive terms and conditions and we are not able to purchase sufficient quantities of vehicles from other automobile manufacturers on competitive terms and conditions, then we may be forced to purchase vehicles at higher prices or on otherwise less

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favorable terms. Such a situation could adversely affect us through increased vehicle acquisition and depreciation costs that we are not able to offset sufficiently through rental rate increases passed through to our customers.

   WE RELY ON ASSET-BACKED FINANCING TO PURCHASE VEHICLES.

    We have relied and will continue to rely on asset-backed financing to purchase vehicles. As of June 30, 2002, we had outstanding approximately $2.7 billion of asset-backed indebtedness relative to our fleet. If our access to asset-backed financing were reduced, we cannot be sure that we would be able to obtain replacement financing on favorable terms. As a result, any disruption in the market for asset-backed securities or in our ability to access that market could adversely affect our liquidity and our ability to purchase vehicles for our fleet. Our chapter 11 filing has made it more difficult and costly to access this market and there can be no assurance we will be able to obtain the necessary financing to purchase vehicles. You should also read the "Financial Condition" section under "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of our asset-backed financing programs.

   AN INCREASE IN INTEREST RATES COULD REDUCE OUR PROFITABILITY

    A portion of our debt accrues interest at floating interest rates. We use interest rate derivative transactions to manage the impact of interest rate changes on our variable rate debt. These derivative transactions consist of interest rate caps. Although fixed or capped interest rate debt was 100% of our total debt outstanding as of June 30, 2002, a substantial increase in interest rates up to the strike price of our caps would significantly increase our cost of indebtedness.

   PROBLEMS MAY ARISE AS A RESULT OF CONSOLIDATION OF OUR BRANDS

    Our competitors have made objections to airport authorities and filed legal challenges with the U.S. Bankruptcy Court and Federal courts, arguing that we should not be able to bid for or maintain concession agreements under which we operate both of our brands, Alamo and National, under a single concession agreement. To date, however, the U.S. Bankruptcy Court has rejected their arguments and on appeals the United States District Court and the United States Court of Appeals have held they lacked standing to raise objections. A critical component of our restructuring plan is to achieve cost savings by consolidating airport operations. Should airports or the courts agree with our competitors' position it could significantly affect our ability to execute this strategy.

   WE MAY HAVE CLEAN-UP COSTS AND LIABILITIES RELATING TO STORAGE AND HANDLING OF PETROLEUM AND OTHER MATERIALS.

    Our domestic and international service facilities use tanks to store petroleum products such as gasoline, diesel fuel, motor oil and waste oil and also handle other materials that may under certain circumstances harm human health or the environment. At many of these locations, one or more tanks containing such materials are located underground. We cannot assure you that these tanks or related systems or other materials will not result in soil or groundwater contamination. In addition, historical operations, including activities relating to automobile and bus maintenance, at some of our currently and formerly owned or operated properties, have resulted in releases into soil or groundwater. Any such contamination, release or spill, depending on factors such as the material involved, quantity and environmental setting, and impacts on third parties, could result in significant remediation expenditures, claims, liabilities, and interruptions to our operations.

   OUR FORMER PARENT HAS ENGAGED IN CERTAIN TRANSACTIONS THAT ARE UNDER REVIEW BY THE IRS AND MAY HAVE A MATERIALLY ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS.

    During the time we were part of our former Parent's consolidated Federal Income Tax Return, our former Parent engaged in certain transactions that are of a type that the Internal Revenue Service has indicated it intends to challenge. Generally, the transactions relate to accelerations of certain future projected tax deductions. We understand that these transactions are currently under review by the Internal Revenue Service. An unfavorable settlement or adverse resolution of these matters by our former Parent, or a decision by the Internal Revenue Service to pursue ANC, could have a materially adverse effect on our financial condition, results of operations and cash flows.

   IF OUR SPIN-OFF IS DETERMINED TO BE TAXABLE, OUR SHAREHOLDERS COULD BE REQUIRED TO PAY TAX ON ANY SHARES THEY RECEIVED IN THE SPIN-OFF AND WE COULD BE ADVERSELY AFFECTED BY ANY RESULTING CORPORATE TAX LIABILITY.

    In connection with the spin-off our former Parent, AutoNation, received a private letter ruling from the IRS to the effect that, among other things, the spin-off qualified as a tax-free distribution to AutoNation stockholders and to AutoNation. Whether a spin-off

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qualifies as tax-free depends in part upon the reasons for the spin-off and satisfaction of numerous other fact-based requirements. The IRS private letter ruling is based upon various factual representations made by AutoNation and us. If any of those factual representations were incorrect or incomplete in a material respect, or if the facts upon which the letter ruling is based are materially different from the facts at the time of the spin-off, the spin-off could become taxable to AutoNation stockholders, AutoNation, or both.

    If the spin-off fails to qualify as a tax-free distribution for U.S. federal income tax purposes, AutoNation stockholders who received shares of ANC Rental common stock in the spin-off would be treated as if they had received a taxable distribution in an amount equal to the fair market value of ANC Rental common stock received. The amount of the taxable distribution would be taxed as a dividend.

    If the spin-off fails to qualify as a tax-free distribution for U.S. federal income tax purposes, then, in general, a corporate income tax would also be payable by the consolidated group of corporations of which AutoNation is the common parent. Even if the spin-off qualifies as a tax-free distribution to AutoNation stockholders, a corporate income tax would also be payable if, during the four-year period beginning two years before the spin-off, one or more persons acquires a 50% or greater interest in AutoNation or us as part of a plan or series of related transactions that included the spin-off. Corporate tax, if any, would be paid on the excess, if any, as of the date of the spin-off of (1) the fair market value of the ANC Rental common stock distributed to AutoNation's stockholders, minus (2) AutoNation's adjusted tax basis in the ANC Rental common stock distributed. We have entered into a tax sharing agreement with AutoNation in connection with the spin-off regarding the allocation, and in some circumstances sharing, of that potential corporate income tax liability. If the spin-off fails to qualify as a tax-free distribution or either we or AutoNation experience a prohibited 50% or greater acquisition, we might have to pay the resulting corporate income tax.

    To minimize this and other risks, we agreed with AutoNation to refrain from engaging in specified transactions unless we received AutoNation's prior consent or we received:

    - a ruling from the IRS to the effect that the proposed transaction will not result in the spin-off being taxable to AutoNation or its stockholders; or

    - an opinion of counsel recognized as an expert in federal income tax matters and designated by AutoNation to the same effect and is satisfactory to AutoNation in its absolute discretion.

    Transactions that may be affected by these restrictions relating to an acquisition of a 50% or greater interest and other restrictions required to preserve the tax-free nature of the spin-off include, among others:

    -   a liquidation;

    -   a merger or consolidation with, or acquisition by, another company;

    -   issuance and redemption of shares of our common stock;

    - the sale of equity or the exercise of stock options; notwithstanding the foregoing, we have the right to issue up to 39,483,472 shares of our common stock of the same class of common stock we had outstanding on the date of the spin-off.

    - the sale, distribution or other disposition of assets in a manner that would adversely effect the tax consequences of the spin-off; and

    -   the discontinuation of a material business.

    Other transactions could also jeopardize the tax-free nature of the spin-off.

    THE MARKET FOR OUR COMMON STOCK IS CURRENTLY NOT LIQUID.

    Our common stock was delisted from NASDAQ in November 2001. As a result, a liquid public market for our common stock does not exist, which may make it difficult for you to sell our common stock. Our common stock is traded on the NASD OTC Bulletin Board Market. There may be very limited demand for our common stock.

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    The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

    - the development of our restructuring plan and our ability to emerge from chapter 11;

    - the failure of our business profile to fit the investment objectives of stockholders, thereby limiting demand and causing some of them to sell our shares;

    - the potential absence of securities analysts covering our company and distributing research and investment recommendations about our company;

    - changes in earnings estimates by securities analysts or our ability to meet those estimates;

    - the operating results and stock price performance of other comparable companies;

    -   overall stock market fluctuations; and

    -   economic conditions generally.

    In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has in the recent period experienced volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

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